Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Hosts Investor Webcast in Connection with its Previously Announced Combination with Cerberus Telecom Acquisition Corp.

ATLANTA and NEW YORK – (April 5, 2021) – KORE Wireless Group, Inc. (“KORE” or the “Company”), a global leader in Internet of Things (“IoT”) solutions and worldwide Connectivity-as-a-Service (“CaaS”), today hosted an investor webcast in connection with its previously announced definitive merger agreement with Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, CTAC, CTAC WS), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P.

“I am delighted that Cerberus’s CTAC selected KORE out of the more than 100 companies they reviewed as a part of the process to launch their first SPAC,” said Romil Bahl, President and CEO of KORE. “I look forward to the breadth of Cerberus’ reach and their high-quality advisors being helpful to KORE’s future growth, and I am grateful for their insightful comments on our webcast.”

The investor webcast can be accessed here and is also available on the respective KORE and Cerberus Telecom Acquisition Corp.’s websites at www.korewireless.com/investors and www.cerberusacquisition.com.

For any questions or inquiries, please contact KORE@gatewayir.com.

KORE and CTAC Business Combination Summary

As previously announced on March 12, 2021, KORE and CTAC have entered into a definitive merger agreement. Upon completion of the transaction, the combined company expects to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “KORE.” The transaction, which has been approved by the KORE Board of Directors and CTAC Board of Directors, is expected to close in mid-2021. The transaction remains subject to approval by both KORE and CTAC shareholders, the satisfaction or waiver of customary closing conditions (including receipt of required regulatory approvals), and the delivery of certain PCAOB audited financial statements by KORE.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission-critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

About CTAC

Cerberus Telecom Acquisition Corp. (“CTAC”) is a blank check company formed by an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), a global leader in alternative investing. CTAC is led by CEO Tim Donahue, former Executive Chairman of Sprint Nextel and former CEO of Nextel Communications, and is proud to have the support of a distinguished advisory board comprised of senior executives and business leaders from the information and communications technology sector. For more information, visit www.cerberusacquisition.com.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with approximately $50 billion in assets across complementary credit, private equity, and real estate strategies. We invest across the capital structure where our integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Our tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for our investors. For more information about our people and platforms, visit us at www.cerberus.com.

Cerberus has a dedicated focus on next-generation technologies and telecommunication solutions. Our team of technologists and network of advisors collaborate across our investment and operating platforms to identify opportunities and manage investments in critical IoT, edge computing, artificial intelligence, private wireless networks, network equipment, autonomy, aerospace, and ecosystem development.

Important Information and Where to Find It

This press release references proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of the KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on the KORE’s future business; and the outcome of judicial proceedings to which the KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the KORE presently does not know or that the KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. The KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while the KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of the KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

KORE

Media

Jean Creech Avent

jcreechavent@korewireless.com

843-986-8229

Investors

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

949-574-3860

Cerberus Telecom Acquisition Corp.

Media

Andrew Cole/Dave Millar/Brooke Jaye

Sard Verbinnen & Co.

CTAC-SVC@sardverb.com

OR

media@cerberusacquisition.com

Investors

info@cerberusacquisition.com

Investor Presentation Transcript

CTAC Participants:

Tim Donahue, CEO

Mike Palmer, Co-Chief Investment Officer

Nick Robinson, Co-Chief Investment Officer

KORE participants:

Romil Bahl, President and CEO

Puneet Pamnani, EVP and CFO

April 5, 2021

Michael Palmer:	Welcome to the KORE Investor Presentation.

Before we begin, I refer you to the language at the beginning of the written presentation, which will be filed with the SEC regarding forward-looking statements, non-GAAP disclosures, and where to find additional information, among other matters.

The presentation includes third party industry and market data, which has not been verified and is subject to change. The presentation also includes certain statements that are not historical facts but are forward-looking statements, which are based on CTAC’s and KORE’s expectations as of the date hereof.

These statements, including projections, are not predictions of actual performance and are subject to risks and uncertainties as further described in the presentation. Such projections are not indicative of future performance and have not been audited, reviewed, or compiled by our auditors.

This presentation is not and shall not constitute a solicitation of a proxy, consent, or other authorization with respect to any securities or an offer to sell or a solicitation of an offer to buy any securities. Certain financial measures included in the presentation, including projections, are not presented in accordance with GAAP. Such non-GAAP measures should not be considered in isolation and you are cautioned that such measures may not be comparable to similarly titled measures used by other companies.

This presentation also does not reflect certain terms of the proposed transaction, which are subject to ongoing negotiation.

In addition, the Company is in the process or re-auditing its financial statements in accordance with PCAOB standards and such re-audit may result in changes or revisions to the financial information included in the presentation.

Let’s review today’s participants. From CTAC, we have Tim Donahue, who is the Chief Executive Officer. He was the former CEO of Nextel Communications, also the Chairman of Sprint Nextel. Joined with Tim, we have, Nick Robinson and Mike Palmer, myself. We are the Co-Chief Investment Officers of CTAC. Nick is the Head Trader of all Cerberus. I’m from the private equity group. From KORE Wireless, we have Romil Bahl. Romil is the CEO. We also have Puneet Pamnani who is the CFO.

For background, CTAC and kore signed a non-binding letter of intent of Christmas Eve of 2020 and signed a merger agreement, announced the transaction of March 12, 2021. We continue to expect the transaction to close in the 3rd Quarter of this year.

The transaction terms result in an implied total enterprise value of approximately $1 Billion, which is 15.2 times KORE’s projected 2022 adjusted EBITDA of $66.5 Million. In this structure, Abry, who is the current owner of KORE Wireless, is rolling 100% of its common stock. In the Sources and Uses, you can see the rollover shareholder common equity, that’s the Abry stock, the cash and trust, which is $260 million from the CTAC SPAC, and the PIPE investors, they’re investing $225 million into the transaction. On the right, we provide the reconciliation for the pro-forma total enterprise value figure of $1.014 Billion, and on the bottom right, you can see the illustrative pro-forma ownership, which results in over 50% public float.

With that, I will pass it to Tim Donahue.

Timothy Donahue:	Thanks Mike. I’m just going to take a few minutes to discuss how well the CTAC strategy aligns with our new partner, KORE. This page basically talks about the CTAC, the SPAC.

A little history, it was formed in September 2020 at the behest of Stephen Feinberg and Frank Bruno. We put a management team together at that time, and as importantly, we put a terrific advisory board together that has helped us through the process. We have technical types, financial types, marketing types, so we feel very good about the people we brought into the SPAC to help us as we move forward.

We had about 100 companies in our initial pipeline and we began the process. We culled that down to about nine or ten companies. Then we signed some NDAs, and we went hard at it. We came up with four companies that were the main targets. To cut to the chase, we chose KORE. We felt that KORE we head and shoulders above anybody else that we had looked at. Cerberus and CTAC and KORE together we thought would make a great combination.

Two other points to make on this slide that I think are important to make. The first is that Cerberus has a significant number of assets in two areas that we think are going to serve the new venture extremely well. The first is the COAC organization, Cerberus Operations and Advisory Company, which is the proprietary arm of Cerberus. They have a team of 100-plus executives, very skilled people. They move across all disciplines in the business. These functional professionals and experts are working with Cerberus and with Cerberus’s platforms to help the companies maximize their financial and their operating performance.

I’ve been around a lot of PE firms similar to Cerberus, but I’ve never seen a firm that has as much management help and as much management muscle as Cerberus does. This whole COAC organization I think is a great organization and is going to be extremely helpful to Romil and his team.

The second group is a technology group, the Cerberus Technology Solutions. They are a solutions group that has deep experience in enterprise software communications and information technologies. Those assets will also be available to KORE as they march forward on their mission.

The other point I would make is that through CTAC, Cerberus, and of course, KORE, we have deep industry relationships around the world, and we hope to continue to utilize those relationships and help KORE grow and prosper.

All right. On the next slide, this really speaks to the alignment that I alluded to the page before. We had five criteria when we went out on our search for a company. I’m not going to go through each of them, but I would say that if you look at this chart…and you’ll see green checkmarks next to all five criteria, meaning of course, that KORE has satisfied our requirements of those criteria.

There are two criteria that I would like to touch on. The first is management. Over the last three to five months, I’ve had the opportunity to work very closely with Romil and his team, and this is what I would say, I would say that Romil is an extremely skilled and experienced CEO. He knows this space as well as anyone. He has developed a strategy that we believe is absolutely spot on. He has articulated his mission up and down his organization. People know what to do, they know what’s expected of them. Romil has made it perfectly clear how he’s going to take this company…or they are going to take the company…to the very next level. And most importantly, to me anyway, he has built a culture of accountability and winning, and I put a lot of emphasis on winning. This is a winning team with a winning attitude.

The other point that I would touch on is really the first bullet point/criteria point, which is a growth-oriented company with recurring predictable revenue. I’ve had the good fortune in my career to run companies that have had this dynamic of recurring revenue. The first was McCaw Cellular, the other was Nextel, and finally Sprint Nextel. Let me just say that it’s a wonderful, wonderful model. You can see into the future in terms of your revenue stream, and it is very predictable. You can also see trends that are going on within your customer base to help you make decisions in terms of satisfying the requirements of your customer. One of the reasons I was so attracted to this company was this whole dynamic of recurring revenue.

If you look at KORE as it relates to that…and Romil will talk some more about this in his presentation…they have 90% plus visibility into the revenue stream through 2023. Now, think about that. That’s pretty remarkable. So, they know…I don’t want to say precisely…but in pretty good terms, where their customers are, how their customers are performing, what their revenue is going to look like, and as such, they adjust their plans accordingly.

So, now you take this dynamic, right, a recurring revenue, and then you marry that to the space that KORE is in, which is of course, 5G and IoT, and you’ll come to the conclusion quickly, at least I do, that we’re in an explosive growth area with huge opportunity. It is for that reason, the whole growth of 5G, IoT, the arena that we’re playing in, that we really think that we’ve got a winner on our hands.

The final point I would like to make, and then I’ll turn it over to Romil, is that they are going to grow like hell because they’re in this whole area of 5G and IoT, but they’ve also done a very good job organically through vesting class platform. So, aside from the area and the opportunity that they have with the arena that they’re in, they have this world-class platform, and here’s what’s key about it…and this is important to me because I saw it at Nextel…this platform that they have is incredibly difficult to duplicate. So, when you look at what they do and how they do it, there are very few people that can do what they do. It’s that easy. So, it’s really exciting to think about where they’re playing and also that they have a differentiated product, or a product that is incredibly difficult to duplicate.

Now, on the inorganic side, they’ve done a great job M&A. They acquired two companies recently. They have integrated them well into the company, and I think Romil will talk more about the opportunities of inorganic growth, both on acquisitions and the like because we think that also is going to be extremely important as we march down the road and we look at the growth potential of the company.

So, with all that said, I am a firm believer that we have a fabulous opportunity here, and with that, I will turn it over to Romil.

Romil Bahl:

Thanks very much, Tim, and by the way of introductions for us, I’m Romil Bahl. I’ve been with KORE now just over three years. This is my third CEO gig. I started with a public company in the CEO role back in January 2009. It was a procurement analytics focused company called PRGX, where Puneet Pamnani…now CFO here…had a strategy. Actually, he and I were together at the same company in between, a Detroit-based company called Lockridge, which we pivoted towards the connected car space, learned a lot about IoT, and sold that to a strategic buyer in the middle of 2017.

Then when I saw the opportunity here, I was very attracted to KORE. I felt like we could do some really great things to position ourselves for this tidal wave of connected devices. We really think that this next decade is the decade of IoT, a huge opportunity for KORE. Our mission is to simplify the complexities, to make it easy to adopt, to make it easy for our customers to deploy, manage, and scale their mission critical IoT solutions.

As I go to the next page then, let’s just talk through KORE at a glance. The first thing I’ll say is that we are trusted advisors who help deploy, manage, and scale our customers IoT applications. Whatever IoT, the Internet of Things, means to them, we help to execute their use cases from fleet management to remote patient monitoring to smart utilities and smart lighting. This trusted advisor status comes from our immense knowledge of the IoT ecosystem.

IoT is after all an ecosystem play, where you have to know the players and you have to be able to bring the parts together. The last decade or so, IoT has been extremely difficult to implement. Our entire strategy is to make IoT easy for our customers to adopt, and as I said, we do that through a broad set of complementary services, connectivity solutions, and analytics. We’re going to go through those in some detail in the next section since it really is important to understand what KORE does and how we are unique in our value proposition in this ecosystem.

It is, however, first important to understand that all of these services, connectivity solutions analytics, are driven off our platform, the seven core engines that make up our KORE One platform that Tim was alluding to, and our broader IP stacks across eSIM and across our cellular KORE network stack. These are not consultative services. From a scale perspective, we can connect our customers in 190-plus countries.

The key asset that was built before I actually took on the role in the Company was the 40-plus key carrier integrations. This means application programming interface, or API level integrations, into the operational support systems, or OSS stacks, of major carriers around the world, companies with names you would recognize, Vodafone, Telefonica, AT&T, and Verizon. They are the partners that we go to market with, and we are integrated into their networks.

As you can also see, we have about 3600 customers with over 12 million devices around the world. You can see the revenue number on this slide. Tim talked about the amazing power of recurring revenue. Our revenue visibility is just incredible. I’ve never seen anything like this in any business, including by the way, the best quality SaaS and PaaS businesses, Software as a Service and Platform as a Service businesses.

KORE’s visibility is even better than that, and I’m getting set to tell you why, because how we make money…think simply at least in our KORE connectivity business…we put a SIM card in a device, we deploy it on behalf of a customer, and that will provide us revenue for seven to ten years on average, and in fact, as battery lives are increasing, this longevity of revenue could extend to 10 to 15 years.

So, it’s a very sticky business with high profitability characteristics as also outlined on this page. In fact, our five-year model has us growing to over $400 million in [projected] revenue, but the [projected] adjusted EBITDA margins are [expected to get] well over 30% with the operating leverage we deliver. And the compelling growth part of this story comes from all the things we are hearing about in the news, the explosion in IoT, eSIM…we’ll talk about each of these drivers…and of course, all of the excitement around 5G, which will really change our planet in some very important ways.

With that, let me just outline the presentation ahead. As I mentioned already, we will start with a deep dive into what we do, sort of make it come to life with a customer case study, and then cover our competitive positioning. After that, we will showcase the market as a whole and how it’s evolving, our multiyear transformation plan, and how we are investing to position ourselves for the exciting decade and more of IoT growth ahead. I’ll end with some signs of progress before turning it over to Puneet for the financials.

Let’s go to the next page now and talk about our high-demand IoT services. The KORE business model in more detail is represented on this page. KORE offers IoT services in the form of connectivity, which today represents about 75% of the business…that was what we did in 2020, and IoT solutions, which is 26%. Remember, when we came here, it was 100% Connectivity as a Service business, and you now see all of these new services, including connectivity enablement services and then all of the IoT solutions, managed services, and analytic services that have been added in and have gone from zero to 26, and we believe that mix will change aggressively going forward.

Within connectivity we offer of course our KORE business of Connectivity as a Service and then Connectivity Enablement as a Service. Our customers pay us to connect across multiple locations and multiple carriers. They pay us a few per connected device in circulation per month for the lifetime of that device. Again, about a seven- to ten-year average lifetime.

Prices vary by use case, by connectivity requirement, but because of the multiyear device life, the critical nature of the IoT service and KORE’s deep customer relationships, we are proud to have less than 1% annual revenue churn as of 2020, and we believe that’s our business as usual churn going forward. And by the way, our loyal CaaS customers grew their device counts about 20% year over year in 2020, and again, we think that’s sustainable because we’re all growing in the IoT market.

Within the connectivity segment, we also offer Connectivity Platform as a Service, Cellular KORE Networks as a Service, and a whole new area of investment we’re very excited about in private networking and Private Network as a Service.

Now, let’s talk about the solutions segment, which we expect to grow from roughly a quarter of our business today to 40% of our business by 2025, but that’s in the numbers that we are promising, the numbers that Puneet allows me to talk about, the $414 Million in [projected] 2025 [revenue]. Our real ambition is to get to $1 Billion by that time, and I believe that the growth in this area will be more exciting and the mix will grow more to fifty-fifty.

In this area, we capture all of the solutions that KORE provides beyond connectivity, IoT strategy, end-to-end security management, technology evaluation and selection, device and data management, supply chain and deployment, operational support, billing, traffic data analytics, and optimization. Typically, device management solutions are charged based on number of deployments, which follow the device deployment schedules of our customers. We work with our customers and develop these plans together, providing great visibility into this line item.

In addition, KORE has developed certain KORE branded product offerings, such as Position Logic and Security Pro, which provide tools to our IoT solutions customers that are end-market and use case specific. We sell each as a service and we plan to continue to introduce new products to meet our customer’s needs, and each will also be sold on a similar subscription based model.

Let’s now look at the next slide, core differentiators and some indicative, illustrative customer use cases. We take pride in serving our customers in an environment that is changing and expanding in use cases, several of which are presented on the right side of this chart. These are the use cases that we provide that frankly we enable every day today. As you can see, some of these use cases are critical to the industries that they serve, as in the case of fleet management. Some of these are tied to highly sensitive applications with lives to care for. We enable connectivity through several differentiators. The left side is the competitive mode. Our 44 carrier integrations, each of which takes time to build, and that’s just cellular carriers…about two years to build any one substantial mote. You add to that our satellite connectivity and other bearers, our lower integrations, and we are really a one-stop shop for connectivity.

Our proprietary technology platform, I’ve talked about a little bit, KORE One and the seven engines. All of our eSIM technology and the related proprietary IP that enables us to provide advanced solutions, optimizing network, redundancy, and other device specific considerations.

In terms of IoT solutions, we bring to the table deep industry knowledge and experience and that is evidenced clearly in Connected Health, which I will get to in a chart later. You look at area like connected health and it has multiple levels of regulation, certifications, and compliance standards. It’s complicated to get into, but we are there, and we are thriving. What’s really exciting about our IoT solutions segment is that we see so much opportunity to cross sell into the over 3400 connectivity only customers, where we literally only sell one service to today. As these use cases develop, we see only more opportunity emerging for us as a company.

Let’s now go to IoT deployments. Why are they so complex? Why has it taken the industry so long to really build to the momentum that we see coming in the next decade. Well, there are seven reasons on the left-hand side. If you start in the middle, you see the fragmented ecosystem. I remember when we started talking to customers after first arriving, my first 100 days at KORE, we realized that the other providers in the IoT industry were expecting the customer to put all the Lego bricks together themselves, and that’s really hard to do. It’s a fragmented ecosystem.

There is a statistic, I believe it’s from McKenzie, where they said that you need 18 partners, 18 vendor companies to launch one end-to-end IoT solution. Well, that’s just too many. That means you’ve got to start with probably 180 companies, short list from there, run a mini RFP process, and then select the 18, and that just takes too long and the time to market is incredible. There is a general lack of IoT expertise and resources. The inner operability and compatibility challenges across protocols and compliance and regulations, especially again in connected health, as I said, but also in transportation, fleet management, other areas where regulation is quite intensive. Connected Health became about a third of our business in 2020. If you can do it in connected health, you can do it anywhere.

I’m not even talking about some of these. IoT security, there at the bottom, you might argue is the biggest issue. When there are 75 billion devices hanging off the Internet, that’s 75 billion ways people can get into your network. So, all of these complexities…I’m not going to read all seven…just make it complex, and that’s why there was a Cisco report a few years ago that said almost two thirds of all proof of concepts and prototypes fail or stall in IoT.

Those are the reasons why over the last ten years things have been tough but why as we’ve solved these issues, as companies like KORE come together and make deployment of IoT easy, we think the next decade is going to be so much more exciting.

We’ve positioned ourselves as this IoT-in-a-box player that you see on the right-hand side. Those seven steps on there, from strategies, adding security, to selecting technology, all the way through, that’s really the customer’s journey. So, if they can get most all of what they need to deploy their service from one company, it’s a significant differentiator for us. We think of ourselves more as an orchestrator, sort of a prime contractor to launch a solution for our customer. There are a ton, obviously, of customer benefits, fast time to market, secure, cost efficiency points. You see those at the bottom of the page there.

So, having set all that up now, let’s go to the next slide, which is our customer case study. This is a real customer. It’s actually our largest customer, Customer Number 1. It really, I think, makes our proposition of simplifying the complexities real. First of all, since I’ve already now said that this is our largest customer, let me go ahead and disclose that they are about 14% of our revenue in 2020, but there’s no real customer concentration in this business. The next largest customer is about 2% of our revenue and then it’s down from there.

This is a multinational medical devices healthcare company. You would instantly recognize the name. We’ve been working with them for over a decade. In this use case, within remote patient monitoring, within the segment of remote patient monitoring within the industry of connected health, it is the use case of cardiac rhythm monitoring. They happen to be one of the top three players there, and for this area, we have 100% of their wallet-share across their solutions.

So, the way this works is that, first all of their devices come to our warehouse in Rochester…or by the way, our warehouse in the southern part of the Netherlands, depending on which geography we’re serving. Why Rochester? Because that’s where our FDA registered, ISO certified…and by the way not just ISO 9001, but ISO 1, 3, 4 and 5, which you actually need before you can handle medical devices. All of that is based in that center. So, it just adds on to the mote around our business.

Certainly, the KORE One platform…Tim talked about it…the integrations we have with all of these barriers of connectivity, all of these are clearly motes, but so are these capabilities, these certifications, and really it makes us the only company that can actually do all of these things for a customer. And so, we’ve become a trusted advisor. We’re an extension to their operation.

From an ease of adoption standpoint, they literally just send us one PO that says, here’s how many devices we need for next quarter, please. We got one last Thanksgiving with about 87,000 devices on it. And then the rest is on us. The hardware arrives from the custom manufacturer to our warehouse, as I said, we get it ready, we configure it, right firmware, right software, test the connectivity, stage it, kit it, ship it. By the way, it’s built and designed to just work out of a box, but if for some reason it needs support, we’ll support it, if there need to be returns, et cetera, it will return, and all of that is KORE.

You can just see how we’re shipping this to 57 countries. People that move with their equipment. We get data from over 100 companies. You can see our global independent CaaS, Connectivity as a Service. You can see that is a big part of this. In fact, the right side of this page is about $8 Million in revenue last year, as they climb to now almost a million subscribers. By the way, they’ll go over a million this year. On the left side of the page, where we do all of the services I described, is actually $20 Million. So, when you sell additional services, IoT solutions to a customer, it’s bulky, really good revenue.

Now, let’s take all of those capabilities and look at how we can apply that across Connected Health, on the next slide. All of these capabilities are applicable across all of these other exciting use case segments in healthcare. You all know that over the year of the pandemic, we have had more than 12 years’ worth of adoption, in terms of adopting technology and remote health. There are other big cardiac rhythm customers. By the way, all three of the big three are our customers. Then you go to the other RPM segments. In Remote Patient Monitoring, we haven’t even started talking about the chronic diseases yet. Like continuous glucose monitoring for diabetes patients, et cetera. So, that’s the second bar in blue down there.

Then there’s medical equipment, diagnostics…think of it as remote asset monitoring applied to connected health. All of those diagnostics. And then clinical trials are increasingly decentralized, or run remotely. If you need to run a clinical trial in 80 countries over the next three years, you’ve got to have technology devices go out there, come back, be refurbished, get the ePRO, eCOA data off of it, ship it back out again to the next group.

You can just see we are uniquely positioned to enable all of these exciting use cases, that funnel of customers and potential customers that you see on the slide, gives us confidence actually, that even while we’re sort of putting out a forecast of only $414 Million by 2025, we internally actually have a target of getting health alone to $300, and the company overall to a billion, aided with inorganic activity.

So, that sort of starts to showcase the excitement. Then you say, okay, but Romil, that’s $300, how do you get to a billion? Well, the way we get to a billion is because we’re focused actually in five industries. What are those five industries, Romil? Let’s go to the next slide. The next slide showcases where we are focused. You can see the exciting growth rates in asset monitoring in I-IoT, Industrial IoT, and different terms used out there for all of the excitement there. And of course, our traditional strengths in fleet and connected, which were the early adopting industries. As I said, we are about a third in connected health, not quite 25%, not quite a fourth in fleet, but massive growth to come.

As you can see, exciting use cases, well over 80% of the IoT market. We’ve picked our sectors well, and more importantly, we’ve picked the fastest growing use cases in the most exciting segments, and we continue to refine our approach to these industries, we continue to learn where there are gaps. We are actually now investing in preconfigured solutions that we believe are going to power our growth even faster with high-volume uptake.

Let me now get to the last page of this section, which is our unique one-stop shop IoT solutions provider. This is our strategy. It is to be that one-stop shop. It is to not really compete with any of these players. Sure, in a narrow use case sense, you might say, if it’s a connectivity only company in a very simple use case, where one carrier could answer, sure. Maybe this one carrier could be a competitor. But the minute you’re talking about the whole country of the United States, or half the country of the United States, you need all three carriers. Or you need three countries, five countries, ten countries, 50 countries you want to ship washing machines to, suddenly you need us to be able to serve you and yet be at one screen with sanity.

I would argue that our customers’ number one need is for someone to bring all of this chaos to order and let them adopt IoT solutions. I always like to say, you need to go focus on your business, on your value proposition, on the part of the iceberg that shows above the waterline. The end-to-end IoT solution, that value proposition is yours, everything going on underneath, let us take on as much of it as possible, let me pare down those 18 partners you need down to one or two. And that’s what we do.

Okay, so, let’s now roll to the next slide and start, as I said before, to really just look at the market. We think we’re very well positioned in the relatively early innings of this exciting growth decade, but then more, of IoT. Many of you are familiar with the some of the numbers at the top half of this page, $380-odd-billion worth of IoT market in 2020, growing to about $1 Trillion in 2025, and then $7 Trillion in 2030.

What I think most people don’t take the time to do is to ask, how is that actually going to manifest. So, we’re going to take a couple of different looks. We’re going to peel a layer of the onion a couple different ways. First, let’s look at the devices that are actually going to connect and make this industry happen. Across all of the industries that we cover, if we sort of triage across all of that and put our own knowledge to work, we believe there will be about 75 billion IoT devices connected to the Internet by 2030. By the way, 75 out of the 91 billion total devices hanging off the Internet. That’s nine or ten devices per human being on the plant, by the way. So, it’s just a mind boggling opportunity to have the ability to connect these, to have a platform that helps customers manage all the complexity, to get visibility into it, to manage the security, to manage these devices, et cetera, is just absolutely a phenomenal opportunity.

By the way, quite different in it’s mix. If you look at 2020 consumer devices, laptops and smart phones and the like are about fifty-fifty, give or take, with IoT devices. And then IoT just takes off with the especially exciting CAGR of 25% between 2025 and 2030, when 5G will really be powering our growth.

Now, let’s take another look at the layer of the onion of connectivity. What are the protocols that are actually used to connect these devices? So, this ramp that you see on this page…and again, it’s the same 75 billion devices I just talked about, IoT devices…by 2030. It’s roughly half…you can see in gray…short-range. So, that’s stuff in the house or inside of an office or building, it’s Wi-Fi or Bluetooth or Zigbee enabled. There’s no per megabyte or usage charge if you will for the connectivity in short-range. But there is a charge for long-range connectivity, which is roughly that other half up at the top.

So, when you get above the short-range, you get into that cellular, the excitement of 4G and 5G LTE. You get into satellite or unlicensed cellular LPWA type technologies. Customers pay for that access. So, the way we make money across this set of connected devices is represented here on the right. Our Connectivity as a Service, our core business, seamlessly connects licensed, unlicensed, satellite connectivity for our customers, and we really simplify complexities here.

Let me just go back quickly to the example I talked about. If you need to ship to 50 countries because you’re a manufacturer of washing machines…the example I just used. If you need just two to three carriers in each of these countries, AT&T, T-Mobile, and Verizon…if you need an average of let’s say two and a half carriers for 50 countries, that’s 125 carriers. Well, now we’re off and running. That’s 125 contracts. You need a small army of lawyers and contract administrators. You need people to log into 125 platforms to order SIMs and provisions SIMs when they need to be connected, and monitor usage. You get 125 bills at the end of every month. You’ve got 125 phone numbers to call for support. It’s an untenable problem. It doesn’t even get off the ground, the 65% of prototypes that fail.

We bring that all down to one screen. That’s our fundamental value proposition, the multi-multi-multi-connectivity, multiple technologies, multiple devices, multiple regions, multiple carriers, multiple barriers. We’ve been building this thing for two decades.

Now, when a customer wants to take more control of their network, we can enable connectivity for them. That’s where connectivity enablement comes in. They can use our KORE network, they can use our connectivity management platform, or CMP as a service, and certainly increasingly Private Network as a Service, huge, hot area, exploding right now, and 5G will actually further enable private networking.

Then when you come to the actual devices and the data management opportunities, the physical handling, the logistics, the setting up, the configuration, the support over time, and then the analytics off of those devices. Think about that use case I just talked about of our largest connected health customer, and you get an idea of what we’re able to offer. That set of services on devices works across all of this, short-range and long-range. And increasingly, use cases are both. Again, like the example I talked about. There’s Bluetooth but there’s also cellular. Frankly, our customers don’t care, shouldn’t care what is the technology, what is happening. They should just say, KORE make it work. I want it to work out of the box for the lifetime of the device wherever I put my device.

The final part of this page is one of these very determinant growth drivers that are coming at us over this decade. The first is eSIM. It’s already started. In fact, we shipped almost a million eSIMs last year. We are the global independent eSIM leader, the standard eUICC of the GSMA, the organization that runs all of cellular. About four and a half years ago is when they established that standard, and we’ve established ourselves as a leader. It basically is a smart card that allows us to download over the air an eSIM profile and connect any customer anywhere we operate.

So, why does that help? Why is that such a simplifier and, if you will, an ease…enabler of adoption of IoT? Well, I solved your frontend problem when you had to work with 125 carriers. I got you down to one. The problem I didn’t solve, is you still need 125 SIM cards in each factory in the world where you’re manufacturing these products that you’re going to send all over the world. That’s 125 SKUs. That’s a forecast that’s wrong the day after you wrote it. That’s mistakes being made, and incorrect SIMs being put in, and washing machines showing up that don’t connect. So, if you could simplify that down to one SKU, the promise of eSIM, because I can over the air download what you really need for a local best price so. So, I completely future-proof your business and let you really own your SIM card. For the first time, the customer owns the SIM card and isn’t the prisoner of a carrier or another bearer. So, very, very powerful. Apple has been pushing eSIM for years now on the consumer side and we’re just looking forward to taking advantage of this as it simplifies and drives IoT.

Then the next driver here is LPWA, low-power, wide-area. This is where smaller sensors and machines can optimize battery time so things can last 12, 15 years. Billions and billions of these high-volume devices will go out into smart meters, smart cities, smart lighting. All you need to do is turn it on at dusk, turn it off at dawn. It’s not really going to use a lot of power. The rest of the time it’s off so it can last even longer. So, believe it or not, the stickiness of our revenue is about to start to get even longer as LPWA comes in and transitions into massive IoT and 5G land.

Then, of course, there’s the power of 5G. So, instead of talking to 5G here, I’m going to go to the next page, where we start to really focus a little bit on 5G. You can see all of these exciting use cases around the page. You can also see that seven trillion…that growth isn’t ending in 2030. It’s rattling on and almost doubles again to over $13 Trillion by 2035, when we will have a truly connected planet. Everything will be connected. The way I think about this is, we haven’t even contemplated the use cases that will come with 5G. If you think back to when 4G was first being introduced, when the LTE, the Long-Term Evolution, first started, there was no Uber before that, there was no Airbnb before that, there was no Snapchat even possible. So, the fact that we don’t even know what thousands of use cases that power and bandwidth and low latency of 5G is going to bring. It’s just hugely exciting. Augmented reality and virtual reality, extended reality apps, autonomous driving. The things that are difficult to do today will be easy with the power of 5G.

We uniquely are getting ready to play in 5G five different ways, and that’s the next stage. There are five ways, but before I get into the five ways, let me hit the three big chunks of 5G, the way we look at 5G. So, if you look at the inside circle there in 5G, there’s massive IoT, in green, there’s the…by the way, massive IoT is where LPWA, which I was just talking about, NB-IoT, CATM technologies, all of those are going in there. Then there’s 5G broadband. That’s where autonomous, high-bandwidth type use cases, autonomous driving, that’s where that will go. And then the ultra-reliable, sometimes called critical IoT, that’s where great precision, very, very low latency, high-quality networks will be required for things like robotic surgery. In fact, you’ll probably just have a private network around surgery centers in the future, a 5G type private network, so you’re’ never dependent on anybody outside for any blips, any latency, any wiggle in the network.

So, what are our propositions now? Let’s go across the five. First, at the top left, look at current CAS proposition, our multi-multi-multi proposition will be more powerful than ever before. Our 5G-ready eSIM will make it easy for customers to just connect their products and ship them everywhere in the world.

Perhaps more importantly for our customers…and that’s our second point there…understanding their use cases and guiding them is key. We’ve served over 10,000 customers lives a day, 3600 today. We know what they do. We’ve seen a thing or two. So, we can guide them to which part of this 5G spectrum they should be thinking about and make it as seamless for them as possible. Because we handle the devices, the logistics, the managed services, and support, we will seek to make 5G very easy to adopt. Simply put, our mission is to be the number one enabler, or onramp, of 5G adoption in the world.

Two other things on the right where we will play. Edge Compute is coming at us hard and fast. The Edge Cloud, if you heard that term, is going to become real. The notion of basically more intelligence out closer to the edge. For that, our KORE anywhere multicarrier gateway plans fit right into that. We will be able to download and upload all of that over the air, maintenance required for the Edge Cloud, our customers needing to deploy software. We are very excited about that. It’s in innovation stages today in what we call KORE Labs, but very exciting. And then finally, Private Networking. We’ve already mentioned that several times, robotic surgery application, for example. Our hyper KORE, our Cloud native KORE networks will work right into the private networking area. A very, very exciting decade, or decade and a half of IoT coming at us and providing us huge tailwinds for the future.

Let’s now go to the next chart, which talks a little bit about our five-year transformation and how we’ve been thinking about that here at KORE. Before I just jump into the transformation to 3.0 though, you might wonder, what was 1.0, what was 2.0. KORE 1.0 to me, I define it as when KORE started, 20 years ago almost. The term IoT wasn’t even used. It was M2M, machine-to-machine, and KORE became, first with Rogers and then with AT&T, sort of a North America only, connectivity only, M2M player.

Then came KORE 2.0. The thesis that built KORE 2.0 was shared by Abry, our private equity, and the KORE founders, and that was to aggressively acquire a few businesses to give us many more of those carrier integrations than just Rogers and AT&T, and now we have 44 of those, plus the satellite, plus the lora, et cetera.

That was a massive a fairly transformational set of acquisitions which had one goal, to build this kia set for our growth in the future. But there were casualties and there almost always are in integrations. Some customers, which might have made sense for the smaller companies that we acquired to serve, were just not going to be profitable in the long-term for KORE. Others left due to the migrations and the technology features being slow to develop at first. So, there was a significant amount of what we call one-time customer churn that was in the system from back when those acquisitions were happening, back in 2013, 2014, 2015, and 2016. But we are over that. We now have our new platform. We’re not losing customers. Churn is down to less than 1% annual revenue. So, that part of the transformation is done.

Now, to help us with the early phases of this transformation…and as Tim mentioned…we’ve done a couple of acquisitions. We did ASPIDER first, which was to double down in connectivity. They really moved our eSIM capability forward, probably by 18 months, maybe even 24 months, from a time to market acceleration perspective. And then with our managed services and IoT solutions strategy taking hold, we acquired Integron in very late 2019. And Integron has moved us forward, not just in managed services generically, but specifically in Connected Health. They had about 90% of their business focused in connected health. Again, if you can do it in healthcare, you can do it everywhere. So, it sets up a massive cross-sell opportunity.

You can see that we’re very interested in developing, extending our capabilities when we do acquisitions, not just, quote, buying customers, et cetera. So, where are we headed? Phase two of our transformation, you can see, is about industry go to market, real maturity and leadership in eSIM, and innovating in 5G. We have a series of R&D innovation projects in 5G and for analytics because that promise of A-IoT, where artificial intelligence and IoT come together, is just massive, and that’s what, of course, all of phase three is about. And so, this will of course inform our M&A strategy. You can tell that there are a couple of years yet to go in our transformation. Again, we hope that’s attractive to investors because we’re actually getting better. We’re actually just getting ready to sort of takeoff, even though we’re this early inning story.

I’ve said a couple of times I want to be a billion-dollar company and I talked about the five industries and average of $200. Well, if healthcare is $300, then the others don’t have to average $200, but you get the point. This is another way of looking at how you get to a billion-dollar company. This is how you actually execute. We think instead of the $414 [million in projected revenue for 2025] that we’ve put out there, it’s reasonable to get to $700 Million or more organically, and then we can execute the inorganic acquisitions, like the couple examples I just talked about.

What is step one? Step one is just what we’ve done, get churn down, keep your customers. Your customers are growing at average about 20%. What a great business to be in, just grow with them. Serve them well. Good things keep happening. Then cross-sell. I’ve already set that up in the conversation. If we can sell just some of our connectivity-only services, just some of our services, just three, five, seven services, you don’t have to do 28 services like we do for our number one customers…there is a ton of revenue to be had, and by the way, that’s before we get to this notion of preconfigured solutions. So, our customer bases, we can go fill gaps for customers, but we’re investing in preconfigured IoT solutions.

Let me give you an example. In Connected Health, where there is this massive shift toward remote patient monitoring going on, every one of those remote patient monitoring companies has to have a way to connect. There are devices, there are weight scales, blood pressure monitors, thermometers that have to be connected with Bluetooth or something else short-range, and then something has to bring that data back to whatever health cloud that they’re going to use, get it to a physician portal, et cetera.

So, we’re building an enablement solution. We call it the chronic disease enablement solution, or data telemetry. We hope that this will be picked up by many RPM companies because again, we’re just making their journey easier. Then over time Edge Compute, A-IoT, and analytics, and that’s what gets us to the $700 Million [projected revenue from organic growth for 2025], and if we can get some high-quality M&A going, and those companies are growing, that’s how we get to be a billion-dollar company.

On that M&A point, on the next slide, we just wanted to showcase, on the right-hand side, some really high-quality M&A candidates. That’s our current top ten list. Again, we don’t execute M&A for the sake of M&A. We don’t need M&A to grow. We execute it when it moves the capabilities forward, when it fits with our strategic direction, it gives us maturity in either our industry practices, like Integron, or it furthers our horizontal capabilities. Puneet and I have done about a dozen acquisitions together over the last dozen years. We’ve only done two since we’ve been here, but with this move to a public company massively deleveraging our private equity deck stack, we are well positioned for M&A. There are more details on the two I’ve already talked about there, on the left-hand side.

Let me, in the interest of time, just move to the next slide and point to some signposts of progress as this transformation has gone on. We’ve talked about the right side already. We talked about the 92% recurring revenue, the 90% visibility, the 1% churn. So, let’s just look at the left. The story is starting to gel, the sales transformation is starting to work. When you can sell almost

70%, 69% more total contract value in 2020 than 2019, and 2019, we sold more than 2018, that’s when you know you’re getting traction, you’re getting a number of SIMs being shipped…and again, the five million SIMs we shipped last year, as those get deployed…some were deployed last year, some will be deployed this year…and that revenue is good for the next seven to ten years. We feel like this is a great model for success.

We don’t really have any holes to fill anymore as the one-time customer churn is going away, the tech sunset piece that Puneet will talk about, will also be gone in another couple years, and then we think the story really kicks in, powered by the top 25 customers that are growing, leading from the front, growing faster than others, and some very, very strong performance coming in.

The next couple slides just really bring this to life. The TCV momentums there. As you can see, we did almost the revenue of the company in TCV last year, and that’s going to come out over three or four years. We’d like to beat the revenue of the company in TCV this year as we keep getting better. Finally, from a SIM growth momentum standpoint, you can see the acceleration. It was 8.9 million SIMs at the end of the first quarter last year. It was 10.9, almost 11 million SIMs at the end of the fourth quarter. As we get that number out at 15 and 20 and 30 million SIMs connected…and by the way, our platform is built to scale to 100 million SIMs without being too concerned…we think the future is really bright. We think the momentum is really real.

On that note, I will turn it over to my colleague, Puneet Pamnani.

Puneet Pamnani:

Hello everyone. My name is Puneet Pamnani, and I’m the Chief Financial Officer of the company. I have been with the company for three years. Since Romil has already provided a great introduction, let me come straight to the numbers.

The numbers on this page are all pro forma, so they do include the financial results of the two acquisitions in this time period that Romil mentioned, ASPIDER and Integron, through the beginning of 2018. This gives you an idea of the organic growth of the business.

This company is a rare combination of scale, growth, profitability, and cashflow generation. A company with 17% projected revenue CAGR over the next five years, and yet a 31% average adjusted EBITDA margin. This is also a low capital intensity business, especially working capital terms, which is why you see adjusted EBITDA translating to $349 Million of projected accumulative cashflow accumulation by 2025.

The chart on this page provides you a little bit more detail on the revenue trend of the company. We have two product lines, Connectivity and IoT solutions, and Romil explained both. To recap, connectivity revenue is derived from data connectivity services and charged on a per-device, per-month basis, plus data charges. IoT solution services on the other hand are the device management services, location-based services, and the security services that Romil explained. For example, in his healthcare customer case study, this revenue is also charged on a per-device basis, per month, which depends on the scope of the services being performed for that customer.

We can grow connectivity at 14% CAGR over the next five years. This growth is forecasted to derive mostly from the growth of the market and our customers. Each of our customers typically grows their device counts and revenue well into the double-digit percentages each year. Excluding one-time churn, the organic growth of the business has been around 10% through 2020, which is less than 14% because of transitions from 2G, 3G, to LT, which Romil had previously mentioned. Both of these factors, the one-time churn and the LT transitions, can be forecasted, they are predictable, and they will be gone entirely after 2022. Importantly, our business as usual churn is now less than 1% of revenue per year, and we have lost no customers from the prior two acquisitions of ASPIDER and Integron.

IoT solutions is forecasted to grow even faster at 30% CAGR over the next five years, and we believe it’s quite feasible. The market itself is growing at 20% per year; our customers are growing at this rate on an average. Secondly, we have a huge cross-sell opportunity at KORE. Only seven of our top 30 customers buy IoT solutions from us. The rest are connectivity only. When we successfully upsell to a connectivity customer, each sale represents recurring revenue in the multimillion-dollar range. The largest IoT solutions customer, as a way of example, that we have today is recurring revenue of $20 million plus. We don’t have to upsell to a large number of connectivity only customers to get to the 30% CAGR on IoT solutions, especially from the low revenue base today.

The next slide illustrates one of the strongest features of our business. It’s visibility. This makes my job as CFO relatively easier than my peers in forecasting this business out in a multiyear timeframe. After 2023 revenue projection that you see on this chart of $276 Million, a full 91% is projected to be derived from customers that we already have, including 2020 wins, plus any customers that we can reasonably win in 2021, given proposals outstanding and market conversations. We are not assuming any wallet-share gains in this projection, only that KORE grows as our customers do.

Now, you will remember that our customer churn is now down to less than 1% per year. Each of our customers is growing well into the double-digit percentages and we have 92% recurring revenue. So, this 91% visibility two years out should not really be surprising. It is a logical chronology of those facts.

So, this slide is about visibility and the next one is about momentum. Romil has already spoken about this and the sales execution, which is now kicking in. This momentum is already showing up in the revenue and SIM count numbers. So, in Quarter 4 2020, our revenue grew by 17% compared to the same quarter last year. We also had 12% sequential SIM growth, which is an annualized rate of 48%. Now, to be fair, we had some extraordinary successes in Q4 2020 with wins ramping up faster than usual, but no question that as we start 2021, we have solid wind behind our backs.

That’s the end of my section. Over to Nick. Thanks.

Nicholas Robinson:

Thanks, Puneet. My name’s Nick Robinson. I am the Co-CIO of CTAC. Based on everything you’ve seen and heard today; I think you’ll understand when I say that it’s been very difficult to find a great public com out there for KORE. KORE is unique in the sense that it is a one-stop shop connectivity provider and offers incredible critical IoT solutions. In our experience, we haven’t been able to find anyone out there that does quite what KORE does on a global scale.

Because of that fact, we’ve had to look at benchmarking in two ways. We broke it up into two buckets. On the left-hand side of the page, you’ll see your pure play IoT comps benchmarks, and on the right side of the page, you’ll see the communication software as a service benchmarking companies. Because the companies on the left side of the page are hardware intensive and also therefore cap X intensive, we leaned a lot more favorable to the benchmarking companies on the right side of the page. KORE is an extremely rare asset. In our experience, it’s extremely hard to find a company that has such incredible visibility into future cashflows coupled with such explosive growth.

On the next couple pages, you’ll see your traditional benchmarking slides, and what you’ll see is a company that has incredibly high gross margins, very high EBITDA margins, very nice free cashflow generation, low churn, and low leverage. At CTAC and at Cerberus, we have bought into Romil’s $1 Billion plan and we’re going to do everything in our power to bring that to life.

I’m going to pass it over to Romil to close us out. Thank you very much for your time today.

Romil Bahl:

Yes, thanks Nick, and to all you, Tim, Mike, Puneet, thank you for a great presentation today here. Great support. Much appreciated. I’d like to thank everybody that’s actually taken the time to sit through this video. Thank you for your time and for evaluating KORE. We certainly hope that some of our excitement has sort of brushed off and that you will become shareholders or at least come back for more questions, and we look forward to engaging at that time. Thanks very much. Take care.

Filed by Cerberus Telecom Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Cerberus Telecom Acquisition Corp.
Commission File No. 001-39647

STRICTLY PRIVATE AND CONFIDENTIAL
Investor Presentation
March 2021
1

Disclaimer
This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE Wireless (“KORE” or the “Company”) (the “Proposed Transaction”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will CTAC, KORE or any of their respective subsidiaries, shareholders or affiliates, or any of their respective partners, directors, officers, employees, advisers, consultants, agents or other representatives (collectively, “Representatives”) be responsible or liable for any direct, indirect, consequential or other loss or loss of profit arising from the provision or use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of CTAC, KORE nor any of their respective Representatives has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In furnishing this Presentation each of CTAC, KORE, and their respective Representatives expressly disclaims any obligation to update any information contained herein or to correct any omissions, inaccuracies, or errors. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full or complete analysis of KORE or the Proposed Transaction. Viewers of this Presentation should each make their own independent evaluation of KORE and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.
Forward-Looking Statements
This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or the Company’s management, as applicable as projected revenue and Adjusted EBITDA (as defined herein) are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-
19; risks related to the rollout of the Company’s business and the timing of expected business milestones; changes in the assumptions underlying the Company’s expectations regarding its future business; the effects of competition on the Company’s future business; and the outcome of judicial proceedings to which the Company is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while the Company and/or CTAC may elect to update these forward-looking statements at some point in the future, each of the Company and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Use of Projections
This Presentation contains projected financial information with respect to KORE. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation is not intended, and should not be regarded, as a representation by any person that the results reflected in such forecasts will be achieved.
No Offer or Solicitation
This Presentation is not intended to, and shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell or the solicitation of an offer to buy or a recommendation to purchase any security of CTAC, the Company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in reliance on an exemption from the registration requirements of the Securities Act. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal, financial, and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Disclaimer (Cont’d)
Non-GAAP Financial Measures
This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to EBITDA, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in the Company, and in comparing the Company’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the tables therein for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. The Company does not provide reconciliations of EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin to net income on a forward-looking basis because the Company is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the Company’s calculations of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding.
In connection with the contemplated filing by CTAC of a proxy statement / prospectus on Form S-4 with respect to the Proposed Transaction, and in the course of the review by the SEC of such proxy statement / prospectus, CTAC may make changes to the information presented in this Presentation, including, without limitation, the description of the Company’s business and the financial information and other data (including the prospective financial information and other data) included in this
Presentation. Comments by the SEC on information in the proxy statement / prospectus may require modification or reformulation of the information we present in this Presentation, and any such modification or reformulation could be significant. In particular, we note that the SEC has adopted certain rules regarding the use of Adjusted EBITDA and other financial measures that do not comply with generally accepted accounting principles in the United States, which rules will be applicable to the proxy statement / prospectus expected to be filed with respect to the Proposed Transaction.
Participants in the Solicitation
CTAC and its directors and executive officers may be deemed participants in the solicitation of proxies from CTAC’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in CTAC is contained in CTAC’s Registration Statement on Form S-1, as effective on October 21, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to
CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022. Additional information regarding the interests of such participants will be contained in the proxy statement / prospectus for the Proposed Transaction when available.
The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of CTAC in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement / prospectus for the Proposed Transaction when available.
Trademarks
This Presentation contains trademarks, service marks, trade names and copyrights of KORE and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but CTAC and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.
Additional Information
CTAC intends to file with the SEC a proxy statement / prospectus on Form S-4 relating to the Proposed Transaction, which will be mailed to its stockholders once definitive. This Presentation does not contain, or purport to contain, all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. CTAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about the Company, CTAC and the Proposed Transaction. When available, the proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of CTAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to CTAC at 875 Third Avenue, 11th Floor, New York NY, 10022.
Term Loan/Deal Terms
This Presentation does not reflect the potential amendment of the Company’s term loan indebtedness, and certain other terms of the Proposed Transaction that are subject to ongoing negotiation.
PCAOB Audit
In connection with the preparation of the proxy statement / prospectus related to the Proposed Transaction, the Company will be re-auditing its financial statements for prior years ended December 31 in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB), as required by the rules and regulations of the U.S. Securities and Exchange Commission. Such re-audit may result in revisions and/or changes to the Company’s financial statements, as compared to the Company’s current financial statements presented herein which have been audited pursuant to the standards promulgated by the American Institute of Certified Public Accountants (AICPA), which changes and revisions cannot be quantified at this time and which may be material. Accordingly, you should not place undue reliance on the historical financial information contained in this Presentation.
STRICTLY PRIVATE AND CONFIDENTIAL

Transaction overview
Summary of KORE and CTAC proposed business combination

•	On December 24th, 2020, KORE and CTAC executed a non-binding term sheet setting forth the potential terms of a business combination
Transaction Timing    • Definitive documentation was signed March 10, 2021

•	The transaction is expected to close in Q3 2021
•	Transaction implies a fully diluted pro forma enterprise value of $1,014mm, representing 15.2x based on

2022E Adj. EBITDA of $66.5mm and 16.9x based on 2021E Adj. EBITDA of $60.0mm
Valuation

•	Existing holders of common stock, including majority KORE shareholder Abry Partners, are expected to roll 100% of their common equity

•	The transaction will be funded by a combination of CTAC cash held in a trust account and proceeds

Capital Structure     from a $225mm PIPE

•	Transaction is expected to result in up to $484mm of total cash proceeds to fund the transaction1

(1) Assumes no redemption of CTAC’s existing shareholders, however actual proceeds available for the transaction are dependent on shareholder redemptions
STRICTLY PRIVATE AND CONFIDENTIAL

Sources & uses / pro forma valuation
($ in millions)
Estimated Sources & Uses
Sources    ($mm)
Existing KORE Shareholders Equity Rollover 1    $ 346 38.3%
SPAC Cash in Trust 2    259 28.7
SPAC Sponsor Shares 3    73 8.1
PIPE Investors    225 24.9
Total Sources    $ 903 100.0%
Uses
Existing KORE Shareholders Equity Rollover 1    $ 346 38.3%
SPAC Sponsor Shares 3    73 8.1
Paydown of Preferred 4    262 29.0
Paydown of Term Loan    50 5.5
Cash to Balance Sheet    133 14.7
Estimated Fees and Expenses    39 4.3
Total Uses    $ 903 100.0%
Illustrative Pro Forma Valuation
Illustrative Share Price    $ 10.00
Pro Forma Shares Outstanding5    90.3
Implied Equity Value    $ 903
Plus: Est. Pre-Transaction Net Debt 6    $ 294
Less: Paydown of Debt    (50)
Less: PF Cash to Balance Sheet    (133)
Implied Pro Forma Enterprise Value    $ 1,014
Implied 2022E Adj. EBITDA Multiple    15.2 x
Illustrative Pro Forma Ownership5
PIPE Investors
(1) Represents existing holders of KORE common stock, including Abry Partners. (2) Assumes estimated cash held in trust at closing and no redemption of CTAC public shares. (3) SPAC Sponsor Shares include 6.479mm CTAC Founder Shares and 0.818mm of CTAC Private Placement Shares underlying the Private Placement Units. (4) Paydown of preferred reflects estimated aggregate liquidation preference as of 06/30/2021. (5) Excludes dilutive impact of 8.639mm warrants from CTAC’s public offering and 0.273mm Private Placement Warrants underlying the Private Placement Units. All warrants have a strike price of $11.50 per share. Also excludes the impact of pro rata dilution for new management equity plan expected to be adopted at closing.
(6) Pre-Transaction Net Debt equals financial indebtedness net of pre-transaction estimated cash and excludes potential debt-like items such as tax liabilities among others.

KORE aligns perfectly with CTAC’s strategy
Cerberus Telecom Acquisition Corp (“CTAC”) in partnership with KORE will utilize its 200+
combined years of telecom and technology leadership in conjunction with Cerberus’ multi-
disciplinary investment and resource platforms to create value through the upcoming next generation telecom and technology super cycle
Investment Team    Management and Distinguished Advisory Board
Stephen Feinberg    Tim Donahue
Co-Founder    CEO and Director Shaygan Kheradpir
CTO, Advisory Board Chair,
Co-Founder and Co-CEO     and Director
of Cerberus
Frank Bruno    Hossein Moiin
Co-Founder and Chairman    Advisory Board Member
and Director
Co-CEO of Cerberus     Tamara Casey
Former President of Cerberus     Advisory Board Member
Global Investments
Nick Robinson    Shervin Gerami
Co-CIO    Advisory Board Member
Cerberus Managing Director,
Head of Trading and Member
of Cerberus Corporate Credit     Peter Foyo
Committee     Advisory Board Member
Michael Palmer    Tim Kasbe
Co-CIO    Advisory Board Member
Cerberus Managing
Director, Private Equity

CTAC views KORE as having downside protection
(predictable revenue) with significant    upside potential
KORE satisfies all of CTAC’s initial investment criteria    Initial target universe
Growth-oriented company with recurring, predictable revenue and sustainable free cash flow
Market-leading company with demonstrated technology and competitive advantages that are difficult for competitors to replicate
Strong management team ready to accelerate growth with our partnership
Will benefit from being publicly traded, with access to capital, and / or an improved capital structure
Attractive risk-adjusted return for shareholders; potential upside from growth weighed against any identified downside risks
Physical Infrastructure    Network Infrastructure
Towers / Small Cells    IoT Devices / Sensors
Fiber    Software Defined Networks
Data Centers (Edge & Macro)    5G Applications Software
Private Networks    Edge AI
Spectrum    Spectrum Sharing
Satellites    Open RAN / Cloud RAN

With its proprietary network technologies and 44 carrier integrations, KORE Wireless is a leading solutions enabler for Internet of Things (IoT) and is well positioned across both physical and network infrastructure areas

Business Overview

With the oncoming tidal wave of connected devices, KORE’s mission is to simplify the complexities of IoT and help customers Deploy, Manage, and Scale their mission-critical IoT solutions

KORE    at a glance
Leading global, independent provider of mission critical IoT solutions

•	KORE is a market leader in enabling end-to-end IoT solutions for enterprises

Who We Are    • Trusted advisor, enabling our customers to Deploy, Manage and Scale their IoT solutions

•	Blue chip customer base including market leading Fortune 500 enterprises and innovative solutions providers across high growth verticals such as connected health, industrial IoT, asset monitoring, fleet management and comms. services
✓    Proprietary IP-based services: Connectivity, Solutions & Analytics
Why We Win    ✓ Market leading IoT knowledge and experience to help navigate the complex IoT ecosystem
✓    Global independent IoT connectivity and solutions enabler with an integrated network of key partners
Global Scale (as of 12/31/20) Forecasted Visibility & Profitability Compelling Growth Opportunities

•	190+ countries coverage•Revenue $238M1 •IoT, eSIM and 5G use cases present
•	44 carrier integrations•92%+ recurring revenue2 massive opportunity

Key     •Strong track record of highly
Attributes    • ~12M devices managed•Average 90%+ revenue visibilityaccretive M&A through 20233

•	3,600+ customers•Highly scalable KORE One platform
•	500+ employees•57%Gross Margin1 positions company for growth

•28%EBITDA Margin1
Note: Financials represent KORE’s projections developed for the purposes of this presentation. (1) Represents 2022E Forecast financials. (2) Recurring revenues include connectivity and programmatic IoT Solutions revenue. (3) Revenue visibility is based on the installed base which includes customers which had a signed contract with KORE by the end of 2020, normalized for one time churn customers from the acquisition of Raco and Wyless

KORE business model: offering high demand IoT services
Product line Products Product description Primary pricing method
• IoT connectivity services offered through market leading IoT platform ‘KORE One’

Connectivity as a Service • Our connectivity solutions allow devices to seamlessly and securely connect Per subscriber per month (CaaS) anywhere in the world across any connected network, which we call our multiple
Connectivity for lifetime of device (7-10 devices, multiple locations, multiple carriers CaaS value prop years and growing)

74% of 2020E
59% of 2025E1 Connectivity Multi-year contracts with Enablement • Connectivity Management Platform as a Service (or individual KORE One engine) automatic renewals as a Service • Cellular Core Network as a Service (cloud native HyperCore)
(CEaaS)

IoT Device • Outsourced platform-enabled services (e.g., logistics, configuration, device management) Upfront fee per device or per Management device per month Services • Sourcing of 3rd party devices globally, device design and selection services

IoT Solutions
26% of 2020E IoT Security • KORE’s SecurityPro SaaS platform Per subscriber per month
41% of 2025E1
Location
Based • KORE’s PositionLogic SaaS platform and LBS APIs Per subscriber per month Services (LBS)
Product list is being expanded e.g., through the Private Networking (PNaaS) offering and industry pre-configured solutions
1Percentage of revenue from go forward customers.

KORE differentiators and IoT customer use cases
• KORE differentiators • KORE customer IoT use cases
✓    44 carrier integrations (each takes ~2 years)
✓    Industry leading KORE One platform (7 engines)
Connectivity    ✓ ConnectivityPro service and related APIs
✓    eSIM technology stack/ proprietary IP
✓    Hypercore technology
✓    Deep industry vertical knowledge and experience
— Connected Health – FDA, HIPAA, ISO 9001/13485
— Fleet Management – SaaS product and APIs, video
bundle
✓    Unmatched breadth of solutions and analytics services
IoT Solutions
— SecurityPro network intelligence service
— Asset management, mobile data management,
logistics services
— Network certification expertise
✓    3,400+ connectivity-only customers for cross-sell
Connected
Fleet Mgmt.    Blood Sugar
Monitors
Connected
Home    Gas Tank
Security    Monitors
Connected
Offender    Alcohol
Trackers    Monitors
Smart City
Lighting    Smart
Systems    Meters

IoT deployments are extremely complex
• Top challenges in IoT deployments • KORE’s IoT in a Box

Lack of in-house IoT expertise and resources
Inability to Challenges in contextualize interoperability and and analyze data compatibility Fragmented ecosystem requiring multiple Lack of partners Issues in solution compliance deployment with planning and regulations experience

Risks and pitfalls in IoT
Security
Technology Connectivity,

IoT Strategy & Deployment Evaluation, Device & End-to-End (forward Selection, Data Security logistics) Dev. Management

Operations Sustainment

Analysis & Management (Reverse Optimization

& Support Logistics)
5 6 7
Customer ✓ Broad IoT capabilities ✓ Full control over IoT stack benefits: ✓ Secure & cost efficient ✓ Fast time to market

Customer case study: Customer #1
Customer #1 is a multinational medical devices company. KORE works with the cardiac monitoring (pacemakers and related devices) division, which is a market leader in this line of products. It has been KORE’s customer for >10 years.
Cardiac Device Bedside Monitor KORE CaaS Physician Portal
KORE Solution: IoT enablement of cardiac devices
• Helped design a custom connectivity device which works with a large number of cellular networks globally; contracted manufacturing with a global contract manufacturer
• KORE is an extension of the customer’s supply chain, configuring & handling 200-300K devices per year (growing 20%+ year) with facilities which are:
✓ ISO 13485 / 9001 certified
✓ FDA Registration 21 CFR Part 820 compliant
✓ HIPAA (U.S.) and GDPR (EU) compliant
KORE global connectivity
• Provided a global connectivity package to provide connectivity across a large number of countries
• Acting as a trusted advisor for customer with transition of 2G/3G devices to LTE (in 2021/22)
• Almost 1 million subscribers and growing fast, leading to significant CaaS revenue stream for 7-10 years per device
• Upsell to eSIM highly likely given global footprint of services

Focus industry sector: Connected Health
KORE’s credentials in Connected Health will drive market share in an expanding market

Connected Health overview 2025 Industry Target 17.5% ~$300M

CAGR1
Revenue
Key Use Cases:
– Remote Patient Monitoring: Cardiac Rhythm Monitoring
– Remote Patient Monitoring: Chronic Disease Management
– Medical Equipment Diagnostics
– Clinical Trials with Medical Sensor Telemetry
KORE Connected Health capabilities
Streamline Implementation: Simplifies the complexities of IoT, overcoming barriers to adoption and leading to deployment
Remain Compliant: Quality and Regulatory experience and a focus on information security allows KORE to provide real-time data insights
Stay Connected: Provides superior coverage and reliability in order to monitor remote patients and track mobile employees
Leverage our credentials and track record to expand and grow segments and new anchor accounts
Segment Representative Connected Health Players

Cardiac Rhythm Monitoring Chronic Disease Management

Medical Equipment Diagnostics
Clinical Trials with Medical Sensors
(1) Per ABI Market Tracker Forecasts

KORE’s five focus industry sectors, representing 80%+ of the IoT market, are growing fast
5G drives significant new use cases in mission critical applications across KORE’s target industries
Vertical    2020P-2025P CAGR Transformational use cases
Assets    34.2 % Home / BusinessCritical Asset
Offender TrackingAlcohol Monitoring
SecurityManagement
29.4    % Smart Utilities /Smart Cities /Smart FactoriesIndustrial IoT
MetersBuildings
22.4    % IoT & ConsumerCarrier IoT BusinessEnterprise
service providersUnitsConnectivityPrivate Networking
17.5    % Remote PatientMedical AlertMedical Equipment
Clinical Trials
MonitoringMonitoringDiagnostics
17.3    % Stolen VehicleFleet Tracking /Usage Based
RecoveryTelematicsInsuranceConnected Car
Source: ABI Market Tracker, Market Research Future, Grand View Research and KORE Forecasts

KORE: unique “one stop shop” IoT Solutions enabler
is a differentiated player providing comprehensive IoT solutions – CaaS, Solutions & Analytics
IoT Ecosystem Partners

Analytics & Connectivity Solutions Cloud Platforms

✓ IoT specialist ✓ Secure & cost efficient ✓ Full control over IoT stack ✓ Fast time to market

KORE is well positioned in the early innings of an exciting growth opportunity in IoT
Devices (bn) TAM ($bn)
Source: GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020); Cisco Annual Internet Report Highlights Tool 2020; IDC (Worldwide 5G Connections Forecast, 2019-2023) and KORE Forecasts

Significant potential growth opportunity
IoT connections by technology

of total mobile 45% data over 5G networks •

Broadband & Critical IoT
Low-Power Wide- (4G/5G)

2.7B Area Connections by 2025 Massive IoT • (Licensed LPWA – NBIoT eSIM revenue 5G & CAT-M)

$0.9B generated in at scale Legacy
2024 (2G/3G)
Unlicensed LPWA and • Satellite
Massive IoT
Powered by LPWA
eSIM
Adoption

•
Short-Range IoT (WiFi, BT, Z-Wave)
• CaaS(1)
- Licensed
- Unlicensed
- Satellite
• CEaaS (2)
- CNaaS
- CMPaaS
- PNaaS
• IoT Solutions (3)
- Managed Services
- Analytics
• IoT Solutions (3)
- Managed Services
- Analytics
Source: Cisco Annual Internet Report Highlights Tool 2020, GSMA (IoT Revenue: State of the Market 2020); Ericsson (Mobility Report 2020), KORE Forecasts
Note: (1) CaaS = Connectivity as a Service – managed connectivity services offering for connecting IoT device; (2)CEaaS = Connectivity Enablement as a Service – includes managed Core Network as a Service (CNaaS), Private Networking as a Service (PNaaS) and Connectivity Management Platform (CMPaaS); (3) IoT Solutions = IoT managed services including IoT product design, supply chain, configuration, connectivity, and reverse logistics for customers

5G will enable a connected planet
Construction and mining Digitized education
$1.1T $0.3T
Precision agriculture Connected healthcare
$0.3T $1.1T
Powering the digital economy
$13.2 Trillion
in global economic value by 2035
$2.3T $2.2T
Richer mobile Smart city experiences $4.7T $1.2T
Smart manufacturing Intelligent Retail
Source: The 5G Economy (Qualcomm)

KORE expects to be a leading enabler of 5G adoption
Powered by KORE’s

KORE provides 5G-ready eSIM and 5G connectivity multi-multi-multi value and simplified proposition enabled management by proprietary KORE

One platform
Powered by KORE’s

KORE aims to strength in carrier enable relationships and seamless experience in transition to 5G managing network transitions

Powered by KORE’s

KORE aims to pre-configured accelerate 5G solutions and industry-use cases specific IoT Managed Services portfolio

Powered by its plans KORE aims to    for a fully virtualized enable Edge multi-carrier gateway deployments on the Edge (KORE
Anywhere)
Powered by its fully KORE enables virtualized core
Private Network network (KORE Deployments HyperCore)

Phased transformation to KORE 3.0
Year Year Year Year Year One Two Three Four Five
2019 2020 2021 2022 2023
Year

Zero • One Team KORE; • Acquisition/integration • Capability • Broadened industry • Portfolio mix from high-performance of Integron; launch of acquisition strategy sector expertise with 100% connectivity 2018 culture IoT managed services to continue integrated products towards 50/50 connectivity/services
• Strategy 3.0 KORE One finalized • Begin transformation • Launch • Industry GTM • Analytics and other of connectivity & LPWA offering (5 focus sectors), key Industry GTM • Accelerate 5G proposition/platform LPWA and eSIM acquisition strategy adoption

• 5-year investment

• Introduce intelligent industry leadership program approved • Integrate acquisitions network monitoring • 5G, edge analytics • Lead the promise including Aspider, • 5G innovation off KORE One of “AI + IoT” bring eSIM to market platform

Phase 1: Launch Transformation
Phase 2: Industry GTM & eSIM
Phase 3: Lead with 5G & Analytics

KORE’s growth acceleration to ~$1B in sales
~$ 700M1

Robust M&A pipeline of Edge and AI strategic and analytics accretive portfolio opportunities

Pre-configured expansion

Selling existing IoT industry customers solutions $ 219M multiple Customer services portfolio growth > 20% New customers & products

Deepening

Organic Enhancing KORE in in the Cross-sell and Presence in KORE in the KORE Today Volume AIoT Bolt on M&A Future with Upsell Focus Industry Future Growth Capabilities M&A

Sectors
KORE Expects to Scale to Become a Billion-Dollar Business, Targeting the $900bn+ IoT Market by 2025
(1) KORE’s projections that serve as the basis of this presentation estimate 2025E Revenue of $414mm; $700mm of ‘25E “KORE in the Future” revenue includes ~$250M of organic upsides not in KORE’s base case. (2) Includes ~$245MM of M&A upside by 2025

Past M&A wins coupled with strong future M&A pipeline
KORE has a successful track record of executing and integrating strategic acquisitions
Recent M&A Transaction Highlights
Strategic impact
• Furthered our strategy as a leader in IoT Managed Services
• Expanded presence in Healthcare & Life Sciences markets
• Accretive deal, has had a de-levering effect
• Rapid, successful integration results in ~25% growth in 2020
• Differentiates KORE wrt carriers and other pure-play providers
• Date Acquired: Nov 2019
Strategic impact
• Helped position KORE as a leader in the Gartner Magic Quadrant
• Expanded geographical presence in Europe and Africa
• Added significant IP & key capabilities in eSIM / Core Networking
• KORE‘s target for eSIM shipments is 1MM in 2020
• Key part of our emerging CEaaS service portfolio
• Date Acquired: Dec 2018
Illustrative M&A Pipeline

Est. Solution Target Location Revenue Offerings (M)

Company A Company B Company C Company D Company E
Company F Company G Company H Company I Company J
US US US US US

US Europe Europe Brazil Brazil

Industrial IoT & IoT Connectivity
IoT Solutions (GPS Tracking, Failover/Primary)
IoT Solutions (GPS Tracking, Failover/Primary, First Response)
IoT Solutions (MDM, Mobility, Analytics)
IoT Solutions (POTS replacement, Failover/Primary)
IoT Solutions (Failover/Primary)
IoT Connectivity & Core NW
IoT Connectivity & Core NW Location Based Services SaaS IoT Connectivity & Core NW

$50 $40 $10 $8 $20

$2 $8 $20 $5 $6

KORE: accelerating growth & revenue visibility
Scale & Growth
Growth in Total Contract Value of Wins in 2020E vs. 2019A1
Scale & Growth
Top 25 Customer Revenue CAGR from 2018A to 2022P
FY2020E Go-Forward Customer SIM Count vs. PY3
Established & Proven
Recurring Revenue in 2020E
BAU Churn from Go-Forward Customers in 2020P2,3
Average Revenue Visibility from Installed Base through 2023P4
Note: (1) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices. (2) BAU Churn is Business as Usual Churned Revenue from Customers which decided not to do business with KORE in 2020. (3) Normalized for one time churn customers from the acquisition of Raco and Wyless. (4) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churn customers from the acquisition of Raco and Wyless
STRICTLY PRIVATE AND CONFIDENTIAL 25

KORE’s TCV wins increased by 69% in 2020
Estimated TCV (Total Contract Value) of Wins by Quarter
TCV Growth
Note: Total Contract Value (TCV) is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and sales force forecasts of unit growth and contracted prices
STRICTLY PRIVATE AND CONFIDENTIAL

KORE’s SIM growth momentum is accelerating
Annualized Growth :
2020 sequential SIM growth for Go Forward
2020 average SIM count for Go Forward customers customers
Healthcare Industrial, Fleet, Asset Monitoring Communications & Other
Note: Represents go forward SIMs; ~12M total SIMs as of 2020E.

Financial Overview

Pro forma financial summary
(US$ in millions)
CaaS
% Growth
IoT Solutions
% Growth
One Time Churn
Total Revenue
% Total Growth
(-) COGS
Total Gross Profit
% Gross Margin
(-) SG&A1
Adj. EBITDA
% Adj. EBITDA Margin
Total Capex
Unlevered FCF2
Cum. FCF
Historicals Prelim. Forecast CAGR 2019A 2020P 2021P 3 2022P3 2023P 2024P 2025P ‘21P-‘25P
$ 125 $ 137 $ 144 $ 163 $ 187 $ 213 $ 246 14%
9% 9% 5% 13% 15% 14% 15%
47                55                 59                70                89                 120                168 30%
20% 16% 8% 17% 28% 35% 40%
33                22                 15                 5                 —                —                 —$ 206 $ 214 $ 219 $ 238 $ 276 $ 333 $ 414 17%
3% 4% 2% 9% 16% 21% 24%
(82)                (98)                 (94)                (102)                (117)                 (140)                (172) $ 123 $ 116 $ 125 $ 136 $ 158 $ 193 $ 242 18%
60% 54% 57% 57% 57% 58% 58%
(66) (59)                (65)                (69)                 (77)                (86)                 (101)
$ 57 $ 57 $ 60 $ 67 $ 82 $ 107 $ 140 24%
28% 26% 27% 28% 30% 32% 34%
(12)                (12)                 (12)                (13)                (13)
$ 32 $ 42 $ 60 $ 91 $ 123
32 75 135 226 349
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. 2020 results are preliminary and unaudited, refer to disclaimer for prior periods. Historicals are pro forma adjusted for the impact of the Integron and Aspider acquisitions. (1) Assumes $1.5mm of public company costs. (2) Unlevered FCF defined as Adj. EBITDA less total capex, less cash adjustments, less increases in NWC; refer to page 42 for a reconciliation of Reported to Adj. EBITDA. (3) 2021E and 2022E Adjusted Total Revenue growth of 13.9% and 15.1%, respectively, excluding the normalization of one time churn customers from the acquisition of Raco and Wyless and adjusting for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks ($17.3mm and $21.7mm in 2021E and 2022E, respectively)
STRICTLY PRIVATE AND CONFIDENTIAL

Strong organic growth performance, lift off ahead
Commentary
Organic Revenue Growth
• ~26% organic growth (average from 2018 to 2022) with top customers driven by volume gains and cross selling
• Average ~90%+ revenue visibility through 2023P
• ~92% recurring revenue
One Time 2G / 3G Sunsetting
• Forecast reflects known impact of sunsetting as the industry transitions to 5G
One Time Churn
• Forecast reflects one time churn from historical integration events
• By nature of KORE’s business, it takes several years for non-core customer revenue to churn off the network despite the churn decision being made several years ago
2018A – 2025P Revenue Bridge
($ in millions) % of Revenue
from Installed ~97% ~90% ~83% ~79% ~75%
Base as of 2020A
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Extremely high level of ’21P-’25P revenue visibility
2021P – 2025P Revenue Visibility
($ in millions)

Installed Base as of 2021P Installed Base as of 2020A

Existing Installed Base One Time Churn 2020 Wins 2021 Projected Wins Future Projected Wins
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation. The installed base includes customers which had, or expect to have, a signed contract with KORE, but excludes one time churn customers from the acquisition of Raco and Wyless
STRICTLY PRIVATE AND CONFIDENTIAL

2020 closed with incredible momentum
2020 Quarterly Adj. Revenue1 Business Momentum
($ in millions)
Same Qtr PY Growth
+69% +26%
Growth in Total Contract Top 25 Customer Revenue Value of Wins in 2020E vs. CAGR from 2018A through 2019A2 2022E
~92% +90%
Average Revenue Visibility Recurring Revenue in 2020E From Installed Base Through 2023P3
+48% +29%
Annualized Net SIM Growth
FY2020E Go Forward from Go Forward Customers Customer SIM Count vs. PY in Q4 vs. Q3 20
2020 Adj. Revenue: $186MM1
(1) Adj. Revenue is normalized for one time churn customers from the acquisition of Raco and Wyless. (2) Total Contract Value is the estimated revenue from new or existing customer wins over an approx. 3-year time period based on customer and KORE sales force forecasts of unit growth and contracted prices. (3) The installed base includes customers which had a signed contract with KORE by the end of 2020, but excludes one time churned customers
STRICTLY PRIVATE AND CONFIDENTIAL

Benchmarking

Overview
PURE PLAY “IOT”
• Benchmark pure play IoT
Companies
• Strong revenue growth and stable recurring revenue
• Stable gross and EBITDA margins
COMMUNICATION SOFTWARE
• High growth SaaS companies with similar financial profiles to KORE
• Minimal CapEx , robust growth, and predominantly recurring revenue
• High multiple business

Operational Benchmarking
Commentary 2021E – 2022E Adjusted Total Revenue Growth
• KORE has a proven ability to deliver superior organic growth from its go forward customer base
• Well positioned to accelerate growth alongside 5G and eSIM industry themes
• Significant recurring organic growth
— ~92% recurring revenue
• Average 90%+ revenue visibility through ‘23E
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) 2022E Adjusted Total Revenue growth excludes the normalization of one time churn customers from the acquisition of Raco and Wyless and adjusts for the known one time impact of 2G/3G sunsetting as KORE transitions customers to LTE/5G networks. (2) Represents recurring revenue if disclosed by company, otherwise represents % subscription segment revenue.
STRICTLY PRIVATE AND CONFIDENTIAL
Median: 9.1% Median: 21.3%
Recurring Revenue2
Median: 63.6% Median: 91.7%

Operational Benchmarking (cont’d)
Commentary
• Compelling scalable and profitable business model fueled by KORE One platform with proprietary IP and market leading IoT knowledge
• ~57% 2022E Gross Margins
• ~28% 2022E Adjusted EBITDA Margins
2022E Gross Margin
Median: 59.2% Median: 62.5%
2022E Adjusted EBITDA Margin1
Median: 19.9% Median: 7.2%
32.8%
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021. (1) Calculation and companies included may use different definitions of Adjusted EBITDA.
STRICTLY PRIVATE AND CONFIDENTIAL

Valuation Benchmarking
Commentary EV / 2022E Revenue
Median: 5.7x Median: 17.5x
22.0x
• This Transaction provides an attractive entry point…deal valuation at significant discount to benchmarks
— Multiple strategic ways to perform
— Numerous upsides not included
• KORE has a successful track record of executing and integrating strategic acquisitions
• Active pipeline of future acquisition candidates
EV / 2022E Adjusted EBITDA2
Median: 24.6x
Net Debt / 2020E Adjusted EBITDA2
Median: 1.6x Median: 5.0x
Source: Each Company’s respective annual and quarterly reports, IBES Estimates, CapIQ, Bloomberg. Market data as at 15-Mar-2021 (1) Represents illustrative values pro forma for this transaction. (2) Not meaningful due to negative EBITDA. (2) Calculation and companies included may use different definitions of Adjusted EBITDA; represents net debt of latest financial statement.
STRICTLY PRIVATE AND CONFIDENTIAL

Appendix

KORE’s IoT managed services portfolio
KORE provides a one-stop-shop for IoT deployment
1 IoT Strategy 2 Technology 3 Connectivity , 4 Deployment 5 Operations 6 Sustainment 7 Analysis &
& End-to-end Evaluation, Device & Data (forward Management & (reverse Optimization Security Selection, Dev Management logistics) Support logistics)
Business Outcomes / Network(s) Selection / Technical Support Tier Advanced Data Cleansing &
1.1 2.1 Architecture 3.1 4.1 Forecasting 5.1 6.1 7.1
Business Case Carrier Contracts 1 & 2 Managed Services Normalization
Tier 3 –
Security by Design Connectivity / Network Secured Data Order Data Storage,
1.2 2.2 3.2 4.2 5.2 Network & Systems 6.2 Migration Services 7.2
(entire stack) Strategy Exchange Management Retrievals & Replays Support
Returns
Partner IoT Platform / Cloud Subscription Lifecycle Configuration Network Mgmt. & Data Enrichment &
1.3 2.3 3.3 4.3 5.3 6.3 Management / Asset 7.3
Strategy Selection Integration Management Orchestration Contextualization Recovery
Usage
Application Design / Supply Chain Quality Management Advanced

1.4 Proof of Concept 2.4 3.4 Optimization & Fraud 4.4 5.4 6.4 7.4 Data Visualization Development Management (ISO 13485, 9001) Exchange Mgmt.

Device / Module Hierarchical Account
Global / Regional Regulatory Site AIoT – Descriptive,
1.5 2.5 Selection, Validation & 3.5 Setup & 4.5 Site Services 5.5 6.5 7.5
Footprint Compliance Maintenance Prescriptive, Predictive Certification Management

Device Security & Global Import / Endpoint / Organizational Develop, Test, Management, OEM Warranty Deep Network

1.6 2.6 3.6 4.6 Export 5.6 Subscription 6.6 7.6

Governance Prototype & Pilot Diagnostics & Management Monitoring using Management Management Troubleshooting Metadata

Business Continuity Deployment Process Deployment Setup & Asset Change / Release End of Life Application Integration
1.7 / Disaster Recovery 2.7 Design 3.7 Optimization 7 Management 5.7 Management 6.7 Management 7.7 & Device Feedback

Customer use case: Cardiac rhythm monitoring
KORE’s solution enables global deployment and management of regulated medical equipment
Network Design

Demand Forecast Technical Support Advanced Manage Roaming Footprint Supply Chain Tier 2 Services Updates

Tier 3 –

Connectivity / Network Order Management Migration Planning and Network & Systems Strategy Patient Order Desk Implementation Support
Firmware Validation Returns Handling Subscription Lifecycle Regional Outage Software Load Sanitizing, Testing Integration Monitoring & Escalation Remote Config Updates FDA Reporting

Supply Chain

Wireless Managed Quality Management Advance Exchange / Management & Global Services ISO 13485 SWAP

Documentation

FDA Title 21 Part 820 Hardware Hierarchical Account EU MDD/MDR

Customization,

Setup & Management WEEE 2012/19/EU Certifications – Gen 9 HIPAA/GDPR

Global Import / Export
Device Management, OPCO Billing

Management- OEM Warranty Diagnostics & Reconciliation & Direct-to-Patient/DC Management Troubleshooting Reporting Packaging/Labeling

Final Testing & Validation

Deployment Setup & Change / Release End-of-Life Transmission/Outage Recording Optimization Management Management Analytics/Alerting Track & Trace

Delivery: KORE Service Delivery
STRICTLY PRIVATE AND CONFIDENTIAL

KORE’s leadership team
Decades of leadership and domain expertise in IoT with significant public company experience
Romil Bahl
President, Chief Executive Officer
• ~30 years of Tech, SaaS, IoT and Analytics experience in high-growth environments
• Previous experience includes multiple CEO positions, both public company (PRGX) and PE (Lochbridge) as well as $9B P&L role as EVP & GM at CSC
Puneet Pamnani
Executive Vice President, Chief Financial Officer
Responsible for managing all aspects of the organization’s financial operations Previous experience as COO and CFO of Lochbridge and SVP of Corporate Strategy and M&A at PRGX
Louise Winstone    Tushar Sachdev Bryan Lubel Gideon Rogovsky
EVP, CHRO    EVP, CTO EVP, IoT ManagedSVP, Americas
Services
Marco Bijvelds    Sunder Steven Jones Landon Garner
SVP, EAP    Somasundaram SVP, Global CarrierSVP, Marketing
SVP, IoT Solutions &    Management
Solution Architecture
Deep bench of industry talent with public company expertise

Abry Partners overview
• Founded in 1989, Abry Partners (“Abry”) is a sector-focused private equity firm investing primarily in media, communications, software, and business and information services companies
• Completed over $82bn of investments involving over 550 properties
• >55 investment professionals based in Boston, MA, investing globally
• Raised over $18bn of equity capital through 19 investment funds
• Actively managing over $5.0 billion of capital
• Abry’s longstanding relationships with limited partners include Fortune 100 pension funds, leading university endowments, major insurance companies and prominent investment funds
Selected Communications Investments

KORE: unique “one stop shop” IoT enabler
What we do…
How we do it…
CaaS

• Connectivity-as-a-Service (CaaS) delivering global connectivity to our customers in 190+ countries • eSIM capability providing secure out of the box connectivity to support IoT use cases

• Core Network-as-a-Service (CNaaS) facilitating self-management and control telecoms capabilities as well as supporting Bring-Your-Own-Connectivity
• Device management tools with MDM software and remote pairing capabilities
• Network slicing and Local Break Out anticipating 5G network roll-out to meet customer business needs
Solutions
• End-to-end services from strategy and security design, to networks and technology, to application enablement helping clients deploy end-to-end solutions
• Device selection, certification, configuration & MDM, call center services and lifecycle management
• Increasing footprint of bundled solutions to enable enterprise & solution provider customers
• Industry Specific Focus with regulatory and medical device compliance
• One-stop shop capability to deliver large solutions for enterprise customers
Analytics
• Advanced analytics supported by
KORE’s proprietary IP platform
• Analytics applicable across all IoT
Verticals (usage, meta and sensor)
• Micro-services architecture, API front-end enables third-party services, makes KORE One a sticky IoT platform
• Fleet management
Vehicle recovery and fleet management
People and asset location tracking
Customized location-based services
• Network security and monitoring
Intelligent network monitoring
IoT traffic security

Highly attractive financial profile
Projected Revenue
2021P 2022P 2023P 2024P Managed Connectivity IoT Solutions
Projected Adj. EBITDA & Margin
($ in millions)
2021P 2022P 2023P
Note: Financials represent KORE’s projections through 2025E developed for the purposes of this presentation

Accelerating momentum in sales activity
TCV of New Business Wins1 TCV of Opportunities Created1
$ in millions)
(1) TCV estimates include wins and opportunities created from new logos and scope expansions at existing customers

Pro forma capitalization
($ in millions)
Summary Capitalization Pro Forma Leverage
Pre-Transaction Pro Forma Pre-Transaction Pro Forma
Total Senior Debt $ 304 Total Senior Debt $ 254
Total Cash (10) Total Cash (143)
Net Debt $ 294 Net Debt $ 110
• Pre transaction net debt of 4.4x lowered to 1.7x post SPAC merger
Note: Leverage metrics are calculated using 2022P EBITDA of $66.5M

Pro forma EBITDA
($ in millions)
Net Loss
Change in fair value of warrant liabilities Tax Expense Interest expense, net Depreciation and amortization Impairment Taxes
Pro forma EBITDA
Pro forma EBITDA, Integron
Stock based compensation (including payroll taxes) Foreign exchange Impact of carrier liability write off FIN48 Sales tax liability reserve adjustment VAT liability reserve adjustement Other income tax reserve adjustments Discretionary Outlays1 Integration/Acquisition costs Unrealized Synergies Other items identified in covenant add-backs Est. Public Company costs
Adj. EBITDA2
2019 2020 $(23) $(35)
(0)                 7
-                 0
25                23
48                52
4                 —                (13)                (5)
$ 40 $ 43
8                 -
2                 1
1                 0                 (4)                 —                (2)                 —                (1)                 -
0                 0
9                 7
5                 5
1                 1                 (0)                 0                 (2)                (2)
$ 57 $ 57
(1) Discretionary Outlays represent expenditures related to developing and growing new sales channels, initiatives, and markets, including KORE One development costs, sales development and channel sales teams, and IoT Solutions. (2) Adj. EBITDA represents Adjusted EBITDA as defined for the Company’s Credit Agreement. Certain adjustments have been included in the nature of those allowed by the credit agreement to reflect the Transaction perimeter.
Note: KORE does not provide reconciliations of EBITDA or Adjusted EBITDA to net income on a forward-looking basis because KORE is unable to forecast the amount or significance of certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items include gains or losses on sale or consolidation transactions, accelerated depreciation, impairment charges, gains or losses on retirement of debt and variations in effective tax rate, which are difficult to predict and estimate and are primarily dependent on future events, but which are excluded from the KORE’s calculations of EBITDA and Adjusted EBITDA.

Select Risk Factors for PIPE Investors
These Risk Factors are being provided to certain sophisticated institutional investors for potential investment in Cerberus Telecom Acquisition Corp. (“CTAC”) as part of a proposed business combination between KORE Wireless Group, Inc. (“KORE”) and CTAC pursuant to which KORE will become a publicly traded operating company (the “Business Combination”). Investing in securities (the “Securities”) to be issued in the Business Combination involves a high degree of risk.
Investors should carefully consider the risks and uncertainties inherent in an investment in us and in the Securities, including those described below, before subscribing for the Securities. If we cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, our business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial could also have a material adverse effect on our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment.

• the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; • the outcome of any legal proceedings that may be instituted against CTAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; • the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CTAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; • changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; • the ability to meet stock exchange listing standards following the consummation of the Business Combination; • the risk that the Business Combination disrupts current plans and operations of the Company, including relationships with customers, suppliers and business partners, as a result of the announcement and consummation of the Business Combination; • the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; • costs related to the Business Combination; • changes in applicable laws or regulations, including foreign laws or regulations KORE is subject to; • the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors;

• the Company’s estimates of expenses and profitability;

• the ability of the Company to control costs, including costs related to becoming a public company, the cost of procured cellular network connectivity, procured devices for resale, and operating expenses; • the need to raise additional capital to finance operations or acquisitions, which may not be available on acceptable terms, or at all; • exposure to compliance obligations and risks under anti-corruption, export controls and economic sanctions laws and regulations of the United States and applicable non-U.S. jurisdictions in which we operate, and instances of non-compliance may have a material adverse effect the results of operations of the business;

Select Risk Factors for PIPE Investors (Cont’d)

• the Company’s dependence on cellular carrier networks as the base layer for its IoT connectivity network services, and its ability to maintain good relationships and favorable terms and conditions with these cellular network carrier vendors; • the Company’s dependence on certain device and software vendors as critical components of its IoT solutions, and its ability to maintain its relationship with these device and software vendors; • the ability of the Company to accurately predict changes in customer demand due to matters beyond its control, maintain customers (particularly its largest customers) and attract new customers; • the ability of the Company to successfully maintain market position and introduce new features in the Company’s technology and software offerings in a timely fashion, including, but not limited to, integration of existing solutions with third-party software; • the actions of Company competitors, including consolidation within the industry, pricing changes or the introduction of new solutions; • service outages—including outages resulting from a failure of the Company’s 3rd party data centers, outages in the cellular carrier networks that the Company uses for its connectivity services, or defects and bugs in either the Company’s own technology or 3rd party hardware and software used for any of its market offerings—may lead to a demand for a potential refund of previously charged amounts, or for potential liability claims from customers; • security breaches, compromises of information security and any related occurrences, as well as the transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights; • fire, earthquake or natural hazards affecting some of the customer’s facilities or any of its 3rd party data centers may lead to an inability to provide its products and services for a period of time; • the ability of the Company to obtain or maintain relevant intellectual property licenses or to protect its trademarks and internally developed software; • technological developments affecting the Company’s industry, which are evolving rapidly and the ability to secure agreements with existing vendors for future technologies; • potential claims of IP infringement from 3rd parties; • misappropriation of the Company’s intellectual property which could place the Company at a material disadvantage; • the ability of the Company to maintain and enhance its reputation, brand recognition and business, along with the security and reliability of its products and services; • any financial forecasts presented may not prove accurate; • the benefits of the Business Combination may not meet the expectations of investors, stockholders and financial analysts, which may depress the price of the securities of the Company; • provisions in our organizational documents which may delay or discourage takeover attempts that shareholders may consider favorable; • the ability to maintain customer relationships, existing pricing, and existing subscriptions, through upcoming cellular network sunsets; and • other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CTAC’s Registration Statement on Form S-1 dated October 19, 2020.

Important Information and Where to Find It
This communication is being made in respect of the proposed merger transaction involving CTAC and KORE. CTAC and Pubco intend to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.
Participants in the Solicitation
CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.